

February 25, 2014

<u>Via E-mail</u>
Edward J. Ryan
Chief Executive Officer
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6

> **Re:** **The Descartes Systems Group Inc.**
> **Form 40-F for the Fiscal Year Ended January 31, 2013**
> **Filed April 30, 2013**
> **File No. 0-29970**

Dear Mr. Ryan:

We refer you to our comment letter dated January 23, 2014, regarding business contacts with Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Cecilia Blye
>
> Cecilia Blye, Chief
> Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance

        J. Scott Pagan
        President and Chief Operating Officer